| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-14842 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING June 1, 2022 (MM/DD/YY) AND ENDING May 31, 2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Balanced Security Planning, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4701 Teller Ave
(No. and Street)

| Newport Beach | CA | 92660 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Tracie E. O'Keefe | (732) 691-7010 | tokeefe@modernrs.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Turner, Stone & Company, L.L.P.
(Name – if individual, state last, first, and middle name)

| 12700 Park Central Dr Ste 1 | Dallas | TX | 75251 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/29/2003 | 76 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Scott E. Breault, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Balanced Security Planning, Inc., as of 5/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PANAJOT RUCI
MY COMMISSION EXPIRES JUNE 16, 2028
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature: Scott Breault

Title:
CEO CEO

Panajot Ruci
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## Report of Independent Registered Public Accounting Firm

Board of Directors and Equity Owners
Balanced Security Planning, Inc.

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Balanced Security Planning, Inc., as of May 31, 2023, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Balanced Security Planning, Inc. as of May 31, 2023, and the results of its operations and its cash flows for the year ended May 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Balanced Security Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone:972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

***Supplemental Information***

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule III, Information Relating to Reserve Requirement for Broker/Dealers and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Balanced Security Planning, Inc.'s financial statements. The supplemental information is the responsibility of Balanced Security Planning, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *as C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

We have served as Balanced Security Planning, Inc.'s auditor since 2017.

Dallas, Texas
October 12, 2023

# BALANCED SECURITY PLANNING, INC.
## STATEMENT OF FINANCIAL CONDITION
## MAY 31, 2023

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 79,510 |
| Accounts Receivable | | 9,012 |
| Prepaid Expenses and Other Assets | | 51 |
| TOTAL ASSETS | $ | 88,573 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| Current Liabilities | | |
| Accrued Liabilities and Other Liabilities | $ | 6,875 |
| Due to Previous Owner | | 33,550 |
| Accounts Payable | | 11,231 |
| Total Current Liabilities | | 51,656 |
| TOTAL LIABILITIES | $ | 51,656 |
| Stockholder's Equity | | |
| Common Stock, $10 Par Value Per Share;<br>1000 Shares Authorized;<br>880 Shares Issued and Outstanding | | 8,800 |
| Additional Paid In Capital | | 68,783 |
| Accumulated Deficit | | (40,666) |
| Stockholder's Equity | | 36,917 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 88,573 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

# BALANCED SECURITY PLANNING, INC.
# STATEMENT OF OPERATIONS
# FOR THE YEAR ENDED MAY 31, 2023

| | | |
|---|---|---|
| Revenues | | |
| 12b-1 Fees | $ | 39,282 |
| Commissions | | 616 |
| Services | | 3,391 |
| Other | | 3,857 |
| Total Revenues | | 47,146 |
| Expenses | | |
| Commissions | | 15,264 |
| Professional Fees | | 16,879 |
| Salaries | | 15,833 |
| Regulatory and Exchange Fees | | 7,738 |
| Other | | 5,711 |
| Total Expenses | | 61,425 |
| Net Loss | $ | (14,279) |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

BALANCED SECURITY PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2023

| | Stockholder's Equity |
|---|---|
| Balance - May 31, 2022 | $ 13,913 |
| Stockholder Contributions | 70,833 |
| Stockholder Withdrawals | (33,550) |
| Net Loss | (14,279) |
| Balance - May 31, 2023 | $ 36,917 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

BALANCED SECURITY PLANNING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2023

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Loss | $ | (14,279) |
| Changes in operating assets and liabilities | | |
| Increase in accounts receivable | | (7,652) |
| Decrease in commissions receivable | | 1,865 |
| Increase in accounts payable | | 11,231 |
| Decrease in accrued liabilities and other payables | | (5,431) |
| Increase in prepaid expenses | | (51) |
| Net cash used in operating activities | | (14,317) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital Contributions | | 70,833 |
| Net cash provided by financing activities | | 70,833 |
| NET INCREASE IN CASH | | 56,516 |
| CASH: | | |
| Cash - beginning of year | | 22,994 |
| Cash - end of year | $ | 79,510 |

Schedule of Non-Cash Investing and Financing Activities

| | | |
|---|---|---|
| Accrued Distribution to Former Shareholder | $ | 33,550 |

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

Balanced Security Planning, Inc. ("Company") was incorporated in the State of Florida effective May 29, 1969. The Company has adopted a fiscal year ending May 31st. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Libertas Financial LLC (the "Parent").

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business

The Company, located in Newport Beach, CA and operates under SEC Rule 15c3(k)(ii), clearing all transactions on a fully-disclosed basis through its clearing firm. The Company does not hold customer funds or safekeep customer securities. As of the date of these financial statements, the Company has not yet entered into a clearing agreement with a clearing firm.

The Company engages in the following business activities:

1. Mutual fund retailer - application/subscription basis;
2. Broker selling variable life insurance or annuities;
3. Broker retailing corporate equity securities over-the-counter;
4. Non-exchange member arranging for transactions in listed securities by exchange member; and
5. Private placements of securities.

Basis of Accounting

The accompanying financial statements of the Company have been prepared in accordance with U.S. 'Generally Accepted Accounting Principles' ("U.S. GAAP") on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable, which represent commissions and 12b-1 fees earned, to be fully collectible; accordingly, no allowance for doubtful accounts is required. Amounts are considered past due after 30 days. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Consistent with Accounting Standards Codification ("ASC") Topic 606, *Revenues from Contracts with Customers,* commission revenue is recorded when earned by the Company, at which time no further performance obligation is required and collection is reasonably assured. Commissions earned are from the sales of mutual funds and variable annuities and are reported by the investment company through submitted commission statements. 12b-1 fees are earned monthly based on contractual percentages of customer month end account balances. Amounts are considered earned at each month end. These fees are not prorated for customer account balances during a month and if customer account balances are withdrawn prior to month end no such fees are earned. Revenue concentrations exist only as a function of the Company's limited business of sale of mutual funds.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to fair value disclosure requirements are carried in the accompanying financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC 740, *Income Taxes,* which provides for an asset and liability approach of accounts for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of the deferred tax assets. However, at May 31, 2023, the Company has no material deferred tax assets or liabilities. Therefore, we have not reflected any benefit of such deferred tax as in the accompanying financial statements.

The Company's current income tax liability is estimated to be $0 as a result of the taxable loss.

The Company reviewed all income tax positions taken or that they expect to be taken for all open years and determined that the income tax positions are appropriately stated and supported for all open years.

<u>Recently Issued Accounting Standards</u>

During the year ended May 31, 2023, there were several other accounting pronouncements issued by the Financial Accounting Standards Board. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

<u>Subsequent Events</u>

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through October 12, 2023, which is the date the financial statements were issued. Based upon this review, the Company had determined that there were no events which took place that would have a material impact on its financial statements.

## NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealers corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-l.

## NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material inadequacies in the procedures followed in adhering to the exception provisions of SEC Rule 15c3-3(k)(ii).

## NOTE D - SIPC RECONCILIATION

The Securities Exchange Act of 1934 ("SEA") Rule 17a-5(e)(4) required a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers Securities Investor Protector Corporation ("SIPC") annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

## NOTE E- COMMITMENTS AND CONTINGENCIES

The Company lacked fidelity bond coverage from April 13, 2023 to October 5, 2023 due to an administrative error. Otherwise, the Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the Company at a future date.

## NOTE F-RENT

The Company is under no current lease or rent obligation. The Company currently uses office space located at the Parent's location. The fair market value of such rental space is immaterial.

## NOTE H – CHANGE OF OWNERSHIP AND BUSINESS OPERATIONS

The Company underwent a Continuing Membership Application, which was approved by FINRA on March 17, 2023, to change its ownership due to a proposed sale as well as add additional business lines. Effective May 31, 2023, the ownership change was completed. The following business lines were added:

1. Broker retailing corporate equity securities over-the-counter;
2. Non-exchange member arranging for transactions in listed securities by exchange member; and
3. Private placements of securities.

## NOTE I – RELATED PARTY TRANSACTIONS

Effective May 2023, the Company and an affiliate entered into an expense sharing agreement under which the affiliate allocates compensation expense to the Company. The affiliate allocated $15,833 in compensation expense under the agreement during the year ended May 31, 2023. During 2023 repayment of allocated expenses had been offset as

capital contributions by the affiliate totaling $15,833 and are reflected in the statement of changes in member's equity.

The Company also owed $8,381 to the affiliate for commissions earned as of May 31, 2023.

BALANCED SECURITY PLANNING, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2023

| | | |
|---|---|---|
| NET CAPITAL: | | |
| Stockholder's equity | | $ 36,917 |
| Less non-allowable assets and deductions: | | |
| Prepaid expenses and other non-allowables | $ 8,670 | |
| | | 8,670 |
| Net capital before haircuts on securities positions | | 28,247 |
| Less: Haircuts and exempted securities | | - |
| NET CAPITAL | | $ 28,247 |
| AGGREGATE INDEBTEDNESS | | $ 51,656 |
| MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness) | | $ 3,444 |
| MINIMUM NET CAPITAL DOLLAR REQUIREMENT | | $ 5,000 |
| MINIMUM NET CAPITAL REQUIRED | | $ 5,000 |
| EXCESS NET CAPITAL ($28,247 - $5,000) | | $ 23,247 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | $ 51,656 / $ 28,247 | 182.87% |

There were no material differences between the preceding computations included in the most recent unaudited Part IIA of Form x-17a-5 as of May 31, 2023 filed on October 12, 2023.

# BALANCED SECURITY PLANNING, INC.
## SCHEDULE III
## INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
## MAY 31, 2023

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

BALANCED
SECURITY PLANNING

# Assertions Regarding Exemptive Provisions

Balanced Security Planning, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and believe, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 CFR §240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and referral services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout year ended May 31, 2023, without exception.

3) The Company also claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) for business cleared on a fully disclosed basis through its clearing firm only; however, the Company had not yet conducted such business nor engaged with a clearing firm for the year ended May 31, 2023.

**Balanced Security Planning, Inc.**

I, Scott Breault, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Scott Breault

4701 Teller Ave • Newport Beach, CA 92660
Toll Free: 888-819-5938 • Fax: 928.237.3399 • info@balancedsecurityplanning.com
balancedsecurityplanning.com
Member FINRA/SIPC

Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

Board of Directors and Equity Owners
Balanced Security Planning, Inc.

We have reviewed management's statements, included in the accompanying Balanced Security Planning, Inc. Exemption Report, in which (1) Balanced Security Planning, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Balanced Security Planning, Inc. is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Balanced Security Planning, Inc. limits its business activities exclusively to: (1) the private placement of securities and referral services (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Balanced Security Planning, Inc. does claim an exemption from the custody and reserve provisions of Rule 15c3-3 paragraph (k)(2)(ii) because it clears its business on a fully disclosed basis through its clearing firm only. Balanced Security Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Balanced Security Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company L.L.P

Dallas, Texas
October 12, 2023

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com